UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 18 - 2011 issued by TORM A/S (the "Company") to The Copenhagen Stock Exchange on November 17, 2011.

Set forth herein as Exhibit 99.2 is a copy of Announcement No. 19 - 2011 issued by the Company to The Copenhagen Stock Exchange on November 17, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 18, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM pursues long-term comprehensive financing solution. The announced rights issue and the EGM has been postponed

The renewed global economic uncertainty in especially the second half of 2011 has accentuated the pressure on TORM’s earnings. TORM has consequently decided to review its capital structure with the intent of establishing a more long-term financing structure.

TORM is in close discussions with its banks regarding an amended and extended repayment schedule of its debt. In addition, the Company has initiated dialogue with other main stakeholders. It is anticipated that a rights issue of up to USD 300 million will be a part of the comprehensive financing plan. The previously announced equity rights issue and the extraordinary general meeting will be postponed. Consequently the extraordinary general meeting on 22 November 2011 has been cancelled.

As a part of the plan, TORM will continue its ongoing efficiency programme and will be targeting new cost and cash improving initiatives with a cumulative impact of minimum USD 100 million over the next three years.

“It is now evident that the current low cyclical freight rate levels may continue longer than anyone had expected. This calls for extraordinary actions and TORM is exploring all possible levers. The announced USD 100 million rights issue no longer represents an appropriate answer. I am confident that TORM and its stakeholders will find a solution that is sustainable and will be supported by all the Company’s shareholders,” says N.E. Nielsen, Chairman of the Board.

Contact TORM A/S N.E. Nielsen, Chairman, tel.: +45 42 43 33 43 (after 13:30 CET) Jacob Meldgaard, CEO, tel.: +45 39 17 92 00	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 165 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 18 / 17 November 2011	Postponement of equity issue	Page 1 of 1 e

Exhibit 99.2

Third quarter report 2011

TORM recognised a loss before tax of USD 70 million in the third quarter of 2011. “Third quarter of 2011 proved to be a particularly challenging quarter, as the uncertainty on the global economy continued and freight rates came under massive pressure. We are now working on a range of initiatives to improve the liquidity situation and strengthen the balance sheet,” says CEO Jacob Meldgaard.

•
EBITDA for the third quarter of 2011 was a loss of USD 17 million, compared to a gain of USD 23 million in the third quarter of 2010. The result before tax for the third quarter of 2011 was a loss of USD 70 million, compared to a loss of USD 27 million in the same period of 2010. The third quarter of 2011 was negatively impacted by mark-to-market non-cash adjustments of USD 5 million, compared to USD 0 million in the same period of 2010. For the first nine months of 2011, a loss before tax of USD 139 million was recognised, compared to a loss of USD 49 million in the same period of 2010.

•
The product tanker market experienced freight rates at low levels during the third quarter of 2011. Especially the freight rates in the larger segments, LR2 and LR1, suffered from the global economic uncertainty and oversupply of vessels. The US products imports fell by 29% in the third quarter of 2011, compared to the third quarter of 2010. The MR markets were affected by the traditionally weaker summer months, but spot rates on the Continent were slightly better than in the larger segments. The release of the Strategic Petroleum Reserves announced in June 2011 affected the markets negatively in August and September. Further, only limited arbitrage opportunities arose during the third quarter of 2011.

•
The bulk market continued to be under pressure in July and the first half of August driven by a typical summer market and the remaining impact of a slowdown due to the Japanese earthquake in March. The freight rates in the Pacific and the Atlantic markets improved during the later part of August and September. The main drivers were the US led grain season and higher than usual sugar exports from Brazil plus a continued appetite for iron ore and coal in China. The third quarter of 2011 continued to see a high influx of newbuildings in all the main segments.

•
As mentioned in announcement no. 18 dated 17 November 2011, TORM pursues long-term comprehensive financing solution. Therefore, TORM has entered into discussions with its banks and other main stakeholders. It is anticipated that a rights issue of up to USD 300 million will be a part of the comprehensive financing solution.

•	Net interest-bearing debt was up in the third quarter of 2011 to USD 1,836 million from USD 1,824 million as at 30 June 2011.

•
Undrawn credit facilities and cash totalled USD 237 million at the end of the third quarter of 2011, compared to USD 288 million as at 30 June 2011. Outstanding CAPEX relating to the order book amounted to USD 167 million.

•	Equity amounted to USD 958 million as at 30 September 2011, equivalent to USD 13.8 per share, (excluding treasury shares), giving TORM an equity ratio of 31%.

•
By 30 September 2011, TORM had covered 25% of the remaining tanker earning days in 2011 at USD/day 13,925 and 5% of earning days in 2012 at USD/day 16,122. 97% of the remaining bulk earning days in 2011 are covered at USD/day 15,402 and 64% of the 2012 earnings days at USD/day 14,257.

•	TORM forecasts a loss before tax of USD 175-195 million for 2011 as stated in announcement no. 16 dated 31 October 2011.

Teleconference	Contact TORM A/S

TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.
Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com Jacob Meldgaard, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 1 of 21 e

Key figures

Million USD		Q3 2011	Q3 2010	Q1-Q3 2011	Q1-Q3 2010	2010
Income statement
Revenue		331.8	225.7	937.9	632.5	856.1
Time charter equivalent earnings (TCE)		148.1	149.2	474.4	426.9	560.6
Gross profit		2.3	49.3	69.2	146.3	179.8
EBITDA		-17.0	22.6	16.6	101.5	96.8
Operating profit (EBIT)		-53.1	-12.5	-92.6	-3.0	-79.6
Profit/(loss) before tax		-70.1	-26.7	-138.7	-48.5	-136.2
Net profit/(loss)		-70.4	-26.5	-140.0	-48.3	-135.3
Balance sheet
Total assets		3,118.9	3,276.5	3,118.9	3,276.5	3,286.1
Equity		957.9	1,189.9	957.9	1,189.9	1,115.3
Total liabilities		2,161.0	2,086.6	2,161.0	2,086.6	2,170.8
Invested capital		2,781.8	2,924.6	2,781.8	2,924.6	2,987.0
Net interest bearing debt		1,836.1	1,737.7	1,836.1	1,737.7	1,874.7
Cash flow
From operating activities		-20.6	21.3	-61.9	42.0	-0.6
From investing activities		10.4	-66.4	103.8	-93.6	-186.9
Thereof investment in tangible fixed assets		-4.4	-66.8	-106.8	-160.0	-253.9
From financing activities		-41.1	67.2	-66.1	73.0	185.6
Total net cash flow		-51.3	22.1	-24.2	21.4	-1.9
Key financial figures
Gross margins:
TCE		44.6%	66.1%	50.6%	67.5%	65.5%
Gross profit		0.7%	21.8%	7.4%	23.1%	21.0%
EBITDA		-5.1%	10.0%	1.8%	16.0%	11.3%
Operating profit		-16.0%	-5.5%	-9.9%	-0.5%	-9.3%
Return on Equity (RoE) (p.a.)*)		-27.2%	-8.8%	-17.9%	-5.9%	-11.4%
Return on Invested Capital (RoIC) (p.a.)**)		-7.5%	-1.7%	-4.3%	-30.0%	-2.7%
Equity ratio		30.7%	36.3%	30.7%	36.3%	33.9%
Exchange rate USD/DKK, end of period		5.51	5.46	5.51	5.46	5.61
Exchange rate USD/DKK, average		5.28	5.77	5.31	5.67	5.62
Share related key figures
Earnings per share, EPS	USD	-1.0	-0.4	-2.0	-0.7	-2.0
Diluted earnings per share, EPS	USD	-1.0	-0.4	-2.0	-0.7	-2.0
Cash flow per share, CFPS	USD	-0.3	0.3	-0.9	0.6	0.0
Share price, end of period (per share of DKK 5 each)	DKK	7.3	40.4	7.3	40.4	39.7
Number of shares, end of period	Million	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.6	69.3	69.5	69.3	69.3

*)    Gains/losses from sale of vessels and the mark-to-market adjustments of  'Other financial assets' are not annualised when calculating the return on equity.

**)   Gains/losses from sale of vessels are not annualised when calculating the Return on Invested Capital.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 2 of 21

Results
The result before tax for the third quarter of 2011 was a loss of USD 70 million, compared to a loss of USD 27 million in the same period of 2010. The result before depreciation (EBITDA) for the third quarter of 2011 was a loss of USD 17 million, compared to a gain of USD 23 million in the same period of 2010. The result for the third quarter of 2011 was not impacted by sale of vessels as also was the case for the same period of 2010.

The Tanker Division reported an operating loss of USD 34 million in the third quarter of 2011, compared to an operating loss of USD 14 million in the same period last year.

The Bulk Division had an operating loss in the third quarter of 2011 of USD 16 million, compared to a profit of USD 4 million in the third quarter of 2010.

Other (not allocated) activities include a negative result from investments in joint ventures of USD 3 million, financial items of USD 17 million and tax of USD 0 million.

Million USD	Q3 2011				Q1-Q3 2011
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	243.2	88.6	0.0	331.8	721.6	216.3	0.0	937.9
Port expenses, bunkers and commissions	-138.7	-44.1	0.0	-182.8	-377.0	-95.5	0.0	-472.5
Freight and bunkers derivatives	3.8	-4.7	0.0	-0.9	4.1	4.9	0.0	9.0
Time charter equivalent earnings	108.3	39.8	0.0	148.1	348.7	125.7	0.0	474.4
Charter hire	-53.3	-50.2	0.0	-103.5	-148.1	-131.6	0.0	-279.7
Operating expenses	-41.4	-0.9	0.0	-42.3	-123.0	-2.5	0.0	-125.5
Gross profit (Net earnings from shipping activities)	13.6	-11.3	0.0	2.3	77.6	-8.4	0.0	69.2
Profit from sale of vessels	0.0	0.0	0.0	0.0	1.8	-0.4	0.0	1.4
Administrative expenses	-13.3	-3.5	0.0	-16.8	-42.2	-9.4	0.0	-51.6
Other operating income	0.4	0.0	0.0	0.4	2.8	0.1	0.0	2.9
Share of results of jointly controlled entities	0.7	0.0	-3.6	-2.9	2.1	0.0	-7.4	-5.3
EBITDA	1.4	-14.8	-3.6	-17.0	42.1	-18.1	-7.4	16.6
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-35.3	-0.8	0.0	-36.1	-106.8	-2.4	0.0	-109.2
Operating profit (EBIT)	-33.9	-15.6	-3.6	-53.1	-64.7	-20.5	-7.4	-92.6
Financial income	-	-	-0.5	-0.5	-	-	1.5	1.5
Financial expenses	-	-	-16.5	-16.5	-	-	-47.6	-47.6
Profit/(loss) before tax	-	-	-20.6	-70.1	-	-	-53.5	-138.7
Tax	-	-	-0.3	-0.3	-	-	-1.3	-1.3
Net profit/(loss) for the period	-	-	-20.9	-70.4	-	-	-54.8	-140.0

The activity in TORM's 50% ownership of FR8 Holding Re. Ltd. is included in 'Not-allocated'.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 3 of 21 e

Outlook and coverage
Since the second quarter release in August 2011, the global economic uncertainty and pressure on freight rates have persisted. In particular, the product tanker freight rates in the second half of 2011 have so far been lower than expected. As stated in announcement no. 16 dated 31 October 2011, TORM has revised its forecast for the full year to an expected loss before tax of USD 175-195 million.
With 6,701 earning days for 2011 open as at 30 September 2011, a change of USD/day of 1,000 in freight rates will currently impact the profit before tax by approx. USD 7 million.

As at 30 September 2011, TORM had covered 25% of the remaining earning days in 2011 in the Tanker Division at USD/day 13,925 and 97% of the remaining earning days in the Bulk Division at USD/day 15,402. The table below shows the figures for 2011 for the period from 1 October to 31 December. 2012 and 2013 are full year figures.

2011	2012	2013	2011	2012	2013
		Owned days
LR2	1,001	3,268	3,259
LR1	638	2,550	2,543
MR	3,456	14,496	14,781
SR	980	4,004	3,993
Tanker Division	6,075	24,318	24,576
Panamax	182	769	1,423
Handymax	-	-	-
Bulk Division	182	769	1,423
Total	6,257	25,087	25,999

		T/C in days		T/C in costs (USD/day)
LR2	162	732	730	21,108	21,552	21,762
LR1	1,457	4,819	2,979	21,659	21,909	23,881
MR	1,094	3,820	3,575	16,092	15,549	15,594
SR	-	-	-	-	-	-
Tanker Division	2,713	9,371	7,284	19,381	19,288	19,601
Panarnax	1,673	4,353	4,148	14,749	15,819	16,143
Handymax	963	696	363	14,233	16,854	15,995
Bulk Division	2,636	5,049	4,511	14,561	15,962	16,131
Total	5,349	14,420	11,795	17,006	18,124	18,274

		Total physical days			Covered days
LR2	1,163	4,000	3,989	268	174	-
LR1	2,095	7,369	5,522	431	751	365
MR	4,550	18,316	18,356	909	586	-
SR	980	4,004	3,993	552	317	-
Tanker Division	8,788	33,689	31,860	2,160	1,828	365
Panamax	1,855	5,122	5,571	1,679	2,388	26
Handymax	963	696	363	1,066	1,308	892
Bulk Division	2,818	5,818	5,934	2,745	3,696	918
Total	11,606	39,507	37,794	4,905	5,524	1,283

		Covered %		Coverage rates (USD/day)
LR2.	23%	4%	0%	16,522	20,491	-
LR1	21%	10%	7%	15,685	17,308	15,666
MR	20%	3%	0%	12,960	15,152	-
SR	56%	8%	0%	12,878	12,716	-
Tanker Division	25%	5%	1%	13,925	16,122	15,666
Panamax	91%	47%	0%	15,239	13,508	12,565
Handymax	111%	188%	246%	15,660	15,624	16,617
Bulk Division	97%	64%	15%	15,402	14,257	16,502
Total	42%	14%	3%	14,752	14,874	16,264

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):
Contracts not included above	0.0
Contracts included above	3.0

Notes
Actual no of days can vary from projected no of days primarily due to vessel sales and delays of vessel deliveries. T/C in costs do not include potential extra payments from profit split arrangements.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 4 of 21 f

Tanker Division
The product tanker freight rates have been adversely affected by the global economic uncertainty in the third quarter of 2011. In the West, the US products imports fell by 29% in the third quarter of 2011, compared to the same period of 2010. The gasoline demand was down by 3-4% year-on-year, and the US refinery production increased, especially due to the price spread between WTI and Brent crude. Finally, the release of the Strategic Petroleum Reserves announced in June affected the markets in August and September when the actual sale and release took place. On a positive note, September saw an increase in Brazilian imports, but it was not sufficient to offset the drop in the US imports and the release of products in Europe. The dirty market in the West continued at low levels, and most owners have traded below operating expenses levels for several months.

In the Far East, the naphtha demand dropped as a reflection of the uncertainty in the world economy. The large number of gasoil movements from East to West continued to be transported in Aframax and Suezmax newbuildings, taking a large part of especially the LR2 market. The fuel oil market in the Far East, which increased in activity and earnings in the second quarter of 2011, has in recent months dropped back to levels before the Japanese earthquake.

The global fleet has grown by ~5% year-to-date. The slippage in newbuilding deliveries was low in the third quarter, but in the first nine months of 2011 there has been delivered 82 vessels less than predicted ultimo 2010.

TORM achieved LR2 spot rates of USD/day 10,836 in the third quarter of 2011, which was 45% below the same quarter last year partly affected by vessels trading in the dirty segment. LR1 spot rates were at USD/day 9,841, down USD/day 5,333 from the previous quarter, due to the difficult tanker markets in the East. During the third quarter of 2011, TORM decided to close down the LR1 Pool, and the four remaining pool vessels have been redelivered in early October. The MR segment is TORM’s largest and it proved to be the best performing segment with spot rates of USD/day 11,749 in the third quarter of 2011. Nevertheless, this segment was down by USD/day ~2,000 from the same period last year and down by USD/day ~3,500 from the previous quarter. SR spot rates were USD/day 10,582.

Tanker Division	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11	Change	12 month
						Q3 10	avg.
						- Q3 11
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,098	1,193	1,157	1,153	1,158	6%
Spot rates1)	19,848	17,061	10,890	10,612	10,836	-45%
TCE per earning day2)	17,672	18,565	13,524	12,542	12,423	-30%	14,264
Operating days	1,104	1,196	1,170	1,183	1,196	8%
Operating expenses per operating day3)	6,571	6,614	7,698	5,781	6,721	2%	6,704
LR1 (Panamax 75-85,000 DWT)
Available earning days	2,094	2,195	2,085	2,164	2,208	5%
Spot rates1)	14,662	10,750	14,435	15,174	9,841	-33%
TCE per earning day2)	14,628	12,172	14,654	14,962	9,467	-35%	12,814
Operating days	714	644	630	637	644	-10%
Operating expenses per operating day3)	5,729	5,650	6,577	6,135	6,481	13%	6,211
MR (45,000 DWT)
Available earning days	4,212	4,053	4,263	4,373	4,511	7%
Spot rates1)	13,753	12,524	12,760	15,315	11,749	-15%
TCE per earning day2)	14,280	11,993	12,768	15,867	12,910	-10%	13,385
Operating days	3,128	3,281	3,412	3,549	3,496	12%
Operating expenses per operating day3)	6,388	6,261	6,628	6,629	6,732	5%	6,563
SR (35,000 DWT)
Available earning days	951	1,007	969	996	992	4%
Spot rates1)	9,478	9,692	10,410	13,403	10,582	12%
TCE per earning day2)	13,851	12,090	11,319	11,983	12,020	-13%	11,853
Operating days	1,012	1,012	990	1,001	1,012	0%
Operating expenses per operating day3)	6,274	6,075	6,517	5,183	5,436	-13%	5,803

1)	Spot rates = Time Charter Equivalent Earnings for all charters with less than 6 months duration = Gross freight income less bunker, commissions and port expenses.
2)	TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
3)	Operating expenses are related to owned vessels.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 5 of 21 f

Bulk Division
The bulk market experienced low freight rates in the third quarter of 2011 due to a typical summer market and the remaining impact of a slowdown due to the Japanese earthquake in March. The US-led grain season (including Europe and the Black Sea region) plus higher than usual sugar exports from Brazil provided additional demand, thereby creating a floor for the Pacific market, as vessels went in ballast to the more attractive market levels in the Atlantic.

The Capesize market rebounded first due to tightened availability of vessels and genuine re-stocking of commodities in the Atlantic and then a continued appetite for iron ore and coal in China. As a result, the Pacific spot market on Capesize more than doubled from around USD/day 11-12,000 to USD/day 25,000. Panamax was initially negatively affected by the swing, but then rebounded to USD/day 14-15,000 and Handymax returned to similar levels after a drop. After a quiet summer the short period market returned to a similar level as for the spot market.

The Atlantic spot market showed a similar trend, as Panamax dropped to USD/day 13,000 for Atlantic round voyages and increased to USD/day 17,000 as all segments were led by the stronger Cape market.

The number of newbuilding deliveries in the third quarter of 2011 continued at the high levels previously seen in 2011 with 53 Capesize, 61 Panamax and 81 Handymax vessels being delivered (source: SSY).

TORM’s Panamax time charter equivalent (TCE) earnings were in the third quarter of 2011 USD/day 12,140 or 41% below the third quarter of 2010. The realised third quarter 2011 TCE earnings for Handymax were USD/day 12,510, which is in line with the level in the previous quarter of 2011.

The Bulk Division’s results were a negative operating profit of USD 16 million. The main drivers were i) freight rates under pressure corresponding to a loss of USD 2 million ii) build up of the fleet with 18 vessels in anticipation of the US Gulf-Black Sea grain season with a negative third quarter effect of USD 7 million, which is hedged at a profit in the fourth quarter of 2011 and iii) a negative effect of USD 7 million from mark-to-market on bunker and FFA derivatives not qualifying for hedge accounting.

Bulk Division	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11	Change Q3 10	12 month avg.
						- Q3 11
Panamax (60-80,000 DWT)
Available earning days	1,189	1,193	1,524	2,068	2,279	92%
TCE per earning day1)	20,418	19,294	15,851	16,015	12,140	-41%	15,825
Operating days	184	184	180	182	184	0%
Operating expenses per operating day2)	4,297	3,505	4,836	3,904	5,126	19%	4,343
Handymax (40-55,000 DWT)
Available earning days	-	30	566	1,133	1,152	n.a.
TCE per earning days1)	-	11,919	11,544	12,554	12,510	n.a.	12,132
Operating days	-	-	-	-	-	n.a.
Operating expenses per operating day2)	-	-	-	-	-	n.a.	-

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 6 of 21

Fleet development
No sale or purchase of vessels was concluded in the third quarter of 2011. Similarly TORM did not order any vessels in the third quarter of 2011. Thus the order book stood at four MR vessels and two Kamsarmaxes at the end of third quarter of 2011. Outstanding CAPEX relating to the order book amounted to USD 167 million.

TORM’s current fleet is shown in the table below. At the end of the third quarter of 2011, TORM thus owned 67.5 product tankers and two bulk vessels. In addition, TORM had chartered-in 30 product tankers and 15 bulk vessels on longer time charter contracts (minimum one year contracts) and 25 bulk vessels on shorter time charter contracts (less than one year contracts). Another 26 product tankers were either in pools or under commercial management with TORM.

# of vessels	Current fleet			New buildings and T/C-in deliveries with a period >= 12 months
	Q2 2011	Changes	Q3 2011	Q4 2011	2012	2013	2014	2015
Owned vessels
LR2	11.0	-	11.0	-
LR1	7.5	-	7.5
MR	39.0	(1.0)	38.0		2.0	1.0	1.0
SR	11.0	-	11.0
Tanker Division	68.5	(1.0)	67.5	-	2.0	1.0	1.0
Panamax	2.0	-	2.0		1.0	1.0
Handymax	-	-	-
Bulk Division	2.0	-	2.0		1.0	1.0
Total	70.5	(1.0)	69.5	-	3.0	2.0	1.0

TC-in vessels with contract period >= 12 months
LR2	2.0	-	2.0
LR1	17.0	(1.0)	16.0		-	-
MR	11.0	1.0	12.0		-	-
SR	-	-	-
Tanker Division	30.0	-	30.0		-	-
Panamax	12.0	1.0	13.0		2.0	1.0	2.0
Handymax	2.0	-	2.0		-
Bulk Division	14.0	1.0	15.0		2.0	1.0	2.0
Total	44.0	1.0	45.0		2.0	1.0	2.0

TC-in vessels with contract period < 12 months
LR2
LR1
MR
SR
Tanker Division	-	-	-
Panamax	9.0	5.0	14.0
Handymax	8.0	3.0	11.0
Bulk Division	17.0	8.0	25.0
Total	17.0	8.0	25.0

Pools/Commercial management	26.0	-	26.0

Total fleet	157.5		165.5

Note:
The contract duration is defined based on the contractual minimum period and does not include optional periods.
There is not committed any new buildings or T/C-in vessels with delivery after 2014.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 7 of 21

Notes on the financial reporting

Accounting policies

The interim report for the first nine months of 2011 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. Except for the instances mentioned below, the interim report has been prepared using the accounting policies as for the Annual Report for 2010. The accounting policies are described in more detail in the Annual Report for 2010. As from 1 January 2011, TORM has implemented the following new or amended standards and interpretations: Amendment to IAS 24 "Related Party Disclosures", amendment to IAS 32 "Financial Instruments: Presentation: Classification of Rights Issues", smaller changes from Improvements to IFRS May 2010, amendment to IFRIC 14 “Prepayments of a Minimum Funding Requirement” and IFRIC 19 ”Extinguishing Financial Liabilities with Equity Instruments”. The new or amended standards and interpretations have not affected recognition and measurement in TORM’s interim report for the first nine months of 2011. The interim report for the first nine months of 2011 is unaudited, in line with the normal practice.

Income statement

The gross profit for the third quarter of 2011 was USD 2 million, compared to USD 49 million for the corresponding period in 2010.

The third quarter of 2011 was not impacted by gains from sale of vessels, which was the same in the third quarter of 2010. Administrative costs in the third quarter of 2011 were USD 17 million, compared to USD 25 million in the third quarter of 2010, which extraordinarily was affected by a one-off provision for organisational and management changes.

The result before depreciation (EBITDA) for the third quarter of 2011 was a loss of USD 17 million, compared to result of USD 23 million for the corresponding period of 2010.

Depreciation in the third quarter of 2011 was USD 36 million, up USD 1 million on the third quarter of 2010. This increase was due to addition of newer tonnage.

The primary operating result for the third quarter of 2011 was a loss of USD 53 million, compared to a loss of USD 13 million in the same quarter of 2010.

The third quarter of 2011 was negatively impacted by mark-to-market non-cash adjustments of USD 5 million in total: USD 5 million in connection with FFA/bunker derivatives and the net effect from other financial derivatives amounting to USD 0 million. The third quarter of 2010 had USD 0 million in mark-to-market non-cash adjustments.

The result after tax was a loss of USD 70 million in the third quarter of 2011, as against a loss of USD 27 million in the third quarter of 2010.

Assets

Total assets were down from USD 3,286 million as at 31 December 2010 to USD 3,119 million as at 30 September 2011. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as at 30 September 2011 supports the book value.

Debt

Net interest-bearing debt was unchanged in the third quarter of 2011 at USD 1,836 million, compared to USD 1,824 million as at 30 June 2011.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 8 of 21

Equity

Equity declined in the third quarter of 2011 from USD 1,037 million as at 30 June 2011 to USD 958 million due to the loss during the period. Equity as a percentage of total assets was 31% as at 30 September 2011, compared to 34% as at 31 December 2010.

TORM held 3,230,432 treasury shares as at 30 September 2011, equivalent to 4.4% of the Company's share capital. This is the same level as of 30 June 2011.

Liquidity

TORM had undrawn credit facilities and cash of USD 237 million at the end of the third quarter of 2011. Outstanding CAPEX relating to the order book amounted to USD 167 million.

Post balance sheet events

As stated in announcement no. 15 dated 14 October 2011, TORM informed that it has entered into an agreement to sell the two LR2 product tankers TORM Mette and TORM Marianne. The parties have agreed not to disclose the sales price. TORM Mette and TORM Marianne will be delivered to the new owners in the fourth quarter of 2011 when the effect of the transaction will be recognised in the financial statements. The sale has no impact on the Company’s profit and loss statement, but a positive effect on the liquidity of approximately USD 20 million.

Financial calendar

TORM's annual report for 2011 will be published on 1 March 2012. TORM's complete financial calendar can be found at www.torm.com/IR.

About TORM

TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 165 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 9 of 21

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 30 September 2011.

This interim report is unaudited and was prepared in accordance with the International Financial Reporting Standards for Interim Financial Reporting, IAS 34, as adopted by the EU and additional disclosure of listed Danish companies.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flows.

Copenhagen, 17 November 2011

Executive Management	Board of Directors

Jacob Meldgaard, CEO	Niels Erik Nielsen, Chairman
Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Kari Millum Gardarnar
Rasmus Johannes Hoffmann
Jesper Jarlbæk
Gabriel Panayotides
Angelos Papoulias
Nicos Zouvelos

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 10 of 21

Consolidated income statement

Million USD	Q1-Q3 2011	Q1-Q3 2010	2010
Revenue	937.9	632.5	856.1
Port expenses, bunkers and commissions	-472.5	-207.9	-298.8
Freight and bunkers derivatives	9.0	2.3	3.3
Time charter equivalent earnings	474.4	426.9	560.6
Charter hire	-279.7	-167.4	-228.6
Operating expenses	-125.5	-113.2	-152.2
Gross profit (Net earnings from shipping activities)	69.2	146.3	179.8
Profit from sale of vessels	1.4	18.2	1.9
Administrative expenses	-51.6	-60.1	-78.2
Other operating income	2.9	3.9	4.8
Share of results of jointly controlled entities	-5.3	-6.8	-11.5
EBITDA	16.6	101.5	96.8
Impairment losses on jointly controlled entities	0.0	0.0	-35.0
Depreciation and impairment losses	-109.2	-104.5	-141.4
Operating profit (EBIT)	-92.6	-3.0	-79.6
Finansielle indtaegter	1.5	1.1	2.7
Finansielle omkostninger	-47.6	-46.6	-59.3
Profit/(loss) before tax	-138.7	-48.5	-136.2
Tax	-1.3	0.2	1.0
Net profit/(loss) for the period	-140.0	-48.3	-135.2
Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-2.0	-0.7	-2.0
Earnings/(loss) per share, EPS (DKK)*	-10.7	-4.0	-11.0
Diluted earnings/(loss) per share, (USD)	-2.0	-0.7	-2.0
Diluted earnings/(loss) per share, (DKK)*	-10.7	-4.0	-11.0

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 11 of 21

Consolidated income statement per quarter

Million USD	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10
Revenue	331.8	335.7	270.4	223.6	225.7
Port expenses, bunkers and commissions	-182.8	-159.9	-129.8	-90.9	-77.4
Freight and bunkers derivatives	-0.9	3.0	6.9	1.0	0.9
Time charter equivalent earnings	148.1	178.8	147.5	133.7	149.2
Charter hire	-103.5	-99.6	-76.6	-61.2	-61.3
Operating expenses	-42.3	-40.1	-43.1	-39.0	-38.6
Gross profit (Net earnings from shipping activities)	2.3	39.1	27.8	33.5	49.3
Profit from sale of vessels	0.0	7.1	-5.7	-16.3	0.0
Administrative expenses	-16.8	-17.7	-17.1	-18.1	-24.5
Other operating income	0.4	2,3	0.2	0.9	0.9
Share of results of jointly controlled entities	-2.9	-1.3	-1.1	-4.7	-3.1
EBITDA	-17.0	29.5	4.1	-4.7	22.6
Impairment losses on jointly controlled entities	0.0	0.0	0.0	-35.0	0.0
Depreciation and impairment losses	-36.1	-36.5	-36.6	-36.9	-35.1
Operating profit (EBIT)	-53.1	-7.0	-32.5	-76.6	-12.5
Financial income	-0.5	-0.5	2.5	1.6	0.7
Financial expenses	-16.5	-16.2	-14.9	-12.7	-14.9
Profit/(loss) before tax	-70.1	-23.7	-44.9	-87.7	-26.7
Tax	-0.3	-0.6	-0.4	0.8	0.2
Net profit/(loss) for the period	-70.4	-24.3	-45.3	-86.9	-26.5
Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.0	-0.3	-0.7	-1.3	-0.4
Diluted earnings/(loss) per share, (USD)	-1.0	-0.3	-0.7	-1.3	-0.4

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 12 of 21

Consolidated statement of comprehensive income

Million USD	Q3 2011	Q3 2010	Q1-Q3 2011	Q1-Q3 2010	2010

Net profit/(loss) for the period	-70.4	-26.5	-140.0	-48.3	-135.2

Other comprehensive income:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	-0.3	0.0	-0.3	0.0	0.0

Fair value adjustment on hedging instruments	-18.0	-6.3	-28.1	-16.0	-4.9

Value adjustment on hedging instruments transferred to income statement	0.0	1.7	0.8	5.6	6.3

Value adjustment on hedging instruments transferred to assets	0.0	0.0	0.0	0.0	0.0

Fair value adjustment on available for sale investments	9.1	0.3	9.2	-0.2	-0.2

Transfer to income statement on sale of available for sale investments	0.0	0.0	0.0	0.0	0

Other comprehensive income after tax	-9.2	-4.3	-18.4	-10.6	1.2

Total comprehensive income	-79.6	-30.8	-158.4	-58.9	-134.0

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 13 of 21

Assets

	30 September	30 September	31 December
Million USD	2011	2010	2010

NON-CURRENT ASSETS

Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	1.9	2.1	2.1
Total intangible assets	91.1	91.3	91.3

Tangible fixed assets
Land and buildings	2.0	3.6	3.6
Vessels and capitalised dry-docking	2,453.0	2,484.2	2,560.1
Prepayments on vessels	138.1	237.7	227.1
Other plant and operating equipment	8.3	8.7	9.5
Total tangible fixed assets	2,601.4	2,734.2	2,800.3

Financial assets
Investment in jointly controlled entities	66.4	115.4	72.9
Loans to jointly controlled entities	8.7	36.0	10.2
Other investments	12.2	3.0	3.0
Other financial assets	0.0	6.0	6.0
Total financial assets	87.3	160.4	92.1

TOTAL NON-CURRENT ASSETS	2,779.8	2,985.9	2,983.7

CURRENT ASSETS

Bunkers	62.2	33.5	41.1
Freight receivables	132.8	76.7	108.2
Other receivables	17.6	18.5	12.7
Other financial assets	0.9	0.0	0.0
Prepayments	29.8	18.7	20.4
Cash and cash equivalents	95.8	143.2	120.0
TOTAL CURRENT ASSETS	339.1	290.6	302.4

TOTAL ASSETS	3,118.9	3,276.5	3,286.1

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 14 of 21

Equity and liabilities

	30 September	30 September	31 December
Million USD	2011	2010	2010

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.3	-17.9	-17.9
Revaluation reserves	6.7	-2.4	-2.5
Retained profit	932.7	1,158.7	1,072.3
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-29.1	-13.7	-1.8
Translation reserves	3.8	4.1	4.1
TOTAL EQUITY	957.9	1,189.9	1,115.3

LIABILITIES

Non-current liabilities
Deferred tax liability	53.9	54.5	54.3
Mortgage debt and bank loans	1,664.5	1,671.2	1,750.4
Finance lease liabilities	74.4	31.4	31.0
Acquired liabilities related to options on vessels	0.0	0.5	0.0
TOTAL NON-CURRENT LIABILITIES	1,792.8	1,757.6	1,835.7

Current liabilities
Mortgage debt and bank loans	189.6	176.3	211.3
Finance lease liabilities	3.4	2.0	2.0
Trade payables	74.8	51.5	48.0
Current tax liabilities	1.1	2.6	1.7
Other liabilities	90.9	94.8	70.2
Acquired liabilities related to options on vessels	0.5	1.8	1.9
Deferred income	7.9	0.0	0.0
TOTAL CURRENT LIABILITIES	368.2	329.0	335.1

TOTAL LIABILITIES	2,161.0	2,086.6	2,170.8

TOTAL EQUITY AND LIABILITIES	3,118.9	3,276.5	3,286.1

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 15 of 21

Equity as at 1 January - 30 September 2011

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD

Equity at 1 January 2011	61.1	-17.9	1,072.3	0.0	-2.5	-1.8	4.1	1,115.3
Changes in equity Q1-Q3 2011:
Disposal treasury shares, cost	-	0.6	-	-	-	-	-	0.6
Gain/loss from disposal treasury shares	-	-	-0.6	-	-	-	-	-0.6
Share-based compensation	-	-	1.0	-	-	-	-	1.0
Comprehensive income for the period	-	-	-140.0	-	9.2	-27.3	-0.3	-158.4

Total changes in equity Q1-Q3 2011	0.0	0.6	-139.6	0.0	9.2	-27.3	-0.3	-157.4

Equity at 30 September 2011	61.1	-17.3	932.7	0.0	6.7	-29.1	3.8	957.9

Equity as at 1 January - 30 September 2010

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD

Equity at 1 January 2010	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7
Changes in equity Q1-Q3 2010:
Disposal treasury shares, cost	-	0.2	-	-	-	-	-	0.2
Gain/loss from disposal treasury shares	-	-	-0.2	-	-	-	-	-0.2
Share-based compensation	-	-	2.1	-	-	-	-	2.1
Comprehensive income for the period	-	-	-48.3	-	-0.2	-10.4	-	-58.9

Total changes in equity Q1-Q3 2010	0.0	0.2	-46.4	0.0	-0.2	-10.4	0.0	-56.8

Equity at 30 September 2010	61.1	-17.9	1,158.7	0.0	-2.4	-13.7	4.1	1,189.9

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 16 of 21

Consolidated statement of cash flows

			Q1-Q3	Q1-Q3
Million USD	Q3 2011	Q3 2010	2011	2010	2010

Cash flow from operating activities
Operating profit	-53.1	-12.5	-92.6	-3.0	-79.6

Adjustments:
Reversal of profit from sale of vessels	0.0	0.0	-1.4	-18.2	-1.9
Reversal of depreciation and impairment losses	36.1	35.1	109.2	104.5	141.4
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	0.0	35.0
Reversal of share of results of jointly controlled entities	2.9	3.1	5.3	6.8	11.5
Reversal of other non-cash movements	5.7	-0.3	-6.3	-8.1	-8.0

Dividends received from jointly controlled entities	0.2	0.2	1.2	1.4	1.7
Interest received and exchange rate gains	-1.3	2.2	5.2	2.6	0.5
Interest paid and exchange rate losses	-13.8	-14.0	-47.5	-40.9	-54.4
Income taxes paid/repaid	-1.1	-0.3	-2.3	-3.2	-3.6
Change in bunkers, accounts receivables and payables	3.8	7.8	-32.7	0.1	-43.2
Net cash flow from operating activities	-20.6	21.3	-61.9	42.0	-0.6

Cash flow from investing activities
Investment in tangible fixed assets	-4.4	-66.8	-106.8	-160.0	-253.9
Investment in equity interests and securities	-0.1	0.0	-0.1	0.0	0.0
Loans to jointly controlled entities	0.5	0.4	1.6	2.7	3.3
Sale of non-current assets	14.4	0.0	209.1	63.7	63.7
Net cash flow from investing activities	10.4	-66.4	103.8	-93.6	-186.9

Cash flow from financing activities
Borrowing, mortgage debt	0.0	92.1	87.0	172.6	344.7
Borrowing, finance lease liabilities	0.0	0.0	46.8	0.0	0.0
Repayment/redemption, mortgage debt	-38.5	-23.6	-194.7	-95.9	-153.7
Repayment/redemption, finance lease liabilities	-2.6	-1.3	-5.2	-3.7	-5.3
Net cash flow from financing activities	-41.1	67.2	-66.1	73.0	185.7

Net cash flow from operating, investing and financing activities	-51.3	22.1	-24.2	21.4	-1.8

Cash and cash equivalents, beginning balance	147.1	121.1	120.0	121.8	121.8

Cash and cash equivalents, ending balance	95.8	143.2	95.8	143.2	120.0

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 17 of 21

Consolidated quarterly statement of cash flows

Million USD	Q3 11	Q2 11	Q1 11	Q4 10	Q3 10

Cash flow from operating activities
Operating profit	-53.1	-7.0	-32.5	-76.6	-12.5

Adjustments:
Reversal of profit from sale of vessels	0.0	-7.1	5.7	16.3	0.0
Reversal of depreciation and impairment losses	36.1	36.5	36.6	36.9	35.1
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	35.0	0.0
Reversal of share of results of jointly controlled entities	2.9	1.3	1.1	4.7	3.1
Reversal of other non-cash movements	5.7	-5.3	-6.7	0.1	-0.3

Dividends received from jointly controlled entities	0.2	0.3	0.7	0.3	0.2
Interest received and exchange rate gains	-1.3	2.9	3.6	-2.1	2.2
Interest paid and exchange rate losses	-13.8	-17.9	-15.8	-13.5	-14.0
Income taxes paid/repaid	-1.1	0.0	-1.2	-0.4	-0.3
Change in bunkers, accounts receivables and payables	3.8	-33.9	-2.6	-43.3	7.8
Net cash flow from operating activities	-20.6	-30.2	-11.1	-42.6	21.3

Cash flow from investing activities
Investment in tangible fixed assets	-4.4	-34.4	-68.0	-93.9	-66.8
Investment in equity interests and securities	-0.1	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	0.5	0.6	0.5	0.6	0.4
Sale of non-current assets	14.4	94.1	100.6	0.0	0.0
Net cash flow from investing activities	10.4	60.3	33.1	-93.3	-66.4

Cash flow from financing activities
Borrowing, mortgage debt	0.0	60.3	26.7	172.1	92.1
Borrowing, finance lease liabilities	0.0	46.8	0.0	0.0	0.0
Repayment/redemption, mortgage debt	-38.5	-130.7	-25.5	-57.8	-23.6
Repayment/redemption, finance lease liabilities	-2.6	-1.8	-0.8	-1.6	-1.3
Net cash flow from financing activities	-41.1	-25.4	0.4	112.7	67.2

Net cash flow from operating, investing and financing activities	-51.3	4.7	22.4	-23.2	22.1

Cash and cash equivalents, beginning balance	147.1	142.4	120.0	143.2	121.1

Cash and cash equivalents, ending balance	95.8	147.1	142.4	120.0	143.2

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 18 of 21

Notes

Note 1 - Impairment test
As at 30 September 2011, TORM performed a review of the recoverable amount of the assets by assessing the value in use for the significant assets within the Tanker Division, the Bulk Division and the investment in FR8. The methodology used for calculating the value in use is unchanged compared to the annual report for 2010 and accordingly freight rate estimates for the remainder of 2011, 2012 and 2013 are based on TORIVis business plans, whereas freight rates from 2014 are based on the 10-year historic average freight rates from Carksons adjusted by the inflation rate. The WACC is unchanged compared to 31 December 2010.

Based on the review , Management concluded that assets w ithin the Tanker Division and the Bulk Division w ere not impaired as of 30 September 2011, whereas the impairment losses recognized in 2009 and 2010 on the investment in FR8 totaling USD 55 million w ere maintained. The calculation of the value in use of the Tanker Division is based on the assumption that the spot freight rates in the second half of 2011 as w ell as 2012 and 2013 gradually w ill increase from the current level to equal the 10-year historic average freight rates from 1 January 2014 and onw ards. The assumed freight rates for the second half of 2011 as w ell as 2012 and 2013 are within range of freight rate estimates observable in the market. The 10-year historic average freight rates as of 30 September 2011 are as follows:
LR2	27,811 USD/day
LR1	23,293 USD/day
MR	20,227 USD/day

Applying the current assumptions the recoverable amount of the Tanker Division exceeds the carrying amount by USD 93 million. All other things being equal the recoverable amount of the Tanker Division w ill equal the carrying amount if any one of the follow ing reasonably possible changes in assumptions occurs:

●            The tanker freight rates remain at the current low level for 11 months
●    The estimated tanker freight rates decrease by USD/day 300
●    The WACC increases by 0.4% point

Note 2 - Vessels and capitalised dry-docking

	30 September	30 September	31 Dec.
USD million	2011	2010	2010

Cost:
Balance at 1 January	3,113.9	2,818.7	2,818.7
Additions	10.7	7.1	73.6
Disposals	-249.0	-11.5	-13.4
Transferred to/from other items	199.3	187.6	235.0
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	3,074.9	3,001.9	3,113.9

Depreciation and impairments:
Balance at 1 January	553.8	428.3	428.3
Disposals	-54.3	-11.5	-11.2
Depreciation for the year	106.1	100.9	136.7
Transferred to/from other items	16.3	0.0	0.0
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	621.9	517.7	553.8

Carrying amount	2,453.0	2,484.2	2,560.1

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 19 of 21

Note 3 - Prepayments on vessels

	30 September	30 September	31 Dec.
USD million	2011	2010	2010

Cost:
Balance at 1 January	243.3	273.8	273.8
Exchange rate adjustment	0.0	0.0	0.0
Additions	94.1	151.5	204.5
Disposals	0.0	0.0	0.0
Transferred to/from other items	-199.3	-187.6	-235.0
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	138.1	237.7	243.3

Depreciation and impairments:
Balance at 1 January	16.3	0.0	0.0
Exchange rate adjustment	0.0	0.0	0.0
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Loss from sale of newbuildings	0.0	0.0	16.3
Transferred to/from other items	-16.3	0.0	0.0
Balance	0.0	0.0	16.3

Carrying amount	138.1	237.7	227.0

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 20 of 21

Note 4 - Mortgage debt and bank loans

	30 September	30 September	31 Dec.
Million USD	2011	2010	2010

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	189.6	176.3	211.3
Falling due between one and two years	281.8	215.5	207.7
Falling due between two and three years	154.1	800.4	834.4
Falling due between three and four years	737.3	79.0	192.7
Falling due between four and five years	111.2	196.9	131.6
Falling due after five years	380.1	379.4	384.0

Carrying amount	1,854.1	1,847.5	1,961.7

The maturity profile above assumes that the maturity extension announced on 28 June 2011 is completed. The maturity profile above is based on the fact that as at 30 September 2011 TORM was in the process of securing a cash equity injection of USD 100 million, before mid December 2011. The cash equity injection is a prerequisite for the completion of the maturity extension announced on 28 June 2011. If the agreement is not completed the maturity profile w ill be that payments of USD 510 million in 2015 and USD 60 million in 2014 w ill fall due in 2013 instead

Note 5 - Segment information

Million USD	Q1-Q3 2011				Q1-Q3 2010
	Tanker	Bulk	Not		Tanker	Bulk	Not
	Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	721.6	216.3	0.0	937.9	564.8	67.7	0.0	632.5
Port expenses, bunkers and commissions	-377.0	-95.5	0.0	-472.5	-204.7	-3.2	0.0	-207.9
Freight and bunkers derivatives	4.1	4.9	0.0	9.0	2.3	0.0	0.0	2.3
Time charter equivalent earnings	348.7	125.7	0.0	474.4	362.4	64.5	0.0	426.9
Charter hire	-148.1	-131.6	0.0	-279.7	-124.3	-43.1	0.0	-167.4
Operating expenses	-123.0	-2.5	0.0	-125.5	-110.0	-3.2	0.0	-113.2
Gross profit (Net earnings from shipping activities)	77.6	-8.4	0.0	69.2	128.1	18.2	0.0	146.3
Profit from sale of vessels	1.8	-0.4	0.0	1.4	0.0	18.2	0.0	18.2
Administrative expenses	-42.2	-9.4	0.0	-51.6	-53.9	-6.2	0.0	-60.1
Other operating income	2.8	0.1	0.0	2.9	3.9	0.0	0.0	3.9
Share of results of jointly controlled entities	2.1	0.0	-7.4	-5.3	1.3	0.0	-8.1	-6.8
EBITDA	42.1	-18.1	-7.4	16.6	79.4	30.2	-8.1	101.5
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-106.8	-2.4	0.0	-109.2	-102.5	-2.0	0.0	-104.5
Operating profit (EBIT)	-64.7	-20.5	-7.4	-92.6	-23.1	28.2	-8.1	-3.0
Financial income	-	-	1.5	1.5	-	-	1.1	1.1
Financial expenses	-	-	-47.6	-47.6	-	-	-46.6	-46.6
Profit/(loss) before tax	-	-	-53.5	-138.7	-	-	-53.6	-48.5
Tax	-	-	-1.3	-1.3	-	-	0.2	0.2
Net profit/(loss) for the period	-	-	-54.8	-140.0	-	-	-53.4	-48.3

The activity in TORM's 50% ownership of FR8 Holding Re. Ltd. is included in 'Not-allocated'.

During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers

Announcement no. 19 / 17 November 2011	Third quarter report 2011	Page 21 of 21